FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 3, 2011, regarding its financial results for the Second Quarter of 2011.

Santiago, Chile, August 3, 2011, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter ended June 30, 2011.

Figures are expressed in nominal terms, unless otherwise stated. Also, certain figures included in this report have been rounded for ease of presentation, while percentage figures have not in all cases been calculated on the basis of such rounded figures, but on the basis of such figures prior to rounding.

Our Brands

2011 SECOND QUARTER:

“KEEPING THE PACE”

HIGHLIGHTS

•     Banco de Chile continues to show outstanding financial performance, reaching a net income of Ch$114 billion and a ROAE that remains above 25% in the 2Q11.

•     On June 19, 2011 Banco de Chile successfully completed its capital increase, raising total net proceeds of Ch$210 billion or approximately US$450 million.

•     Our commercial activity continues its upward trend, with the loan portfolio maintaining a double-digit growth rate, recording a 17.5% YoY rise as compared to 2Q10.

Arturo Tagle, CEO: “The first semester has been an excellent start for us. We have not only achieved record figures in terms of net income and profitability, but we have also ended a successful capital increase process. Doubtless, both issues are tied. Basically, our ability to place our capital increase has to do with the confidence that the market has in our business opportunities and how we will make them true. This relies on a first semester in which we kept a ROAE above 25%, despite our capital increase and partial net income retention, with loans that exceeded the threshold of Ch$15,000 billion, a quantitative goal for us. This has enabled us to gain 76 bp. market share in a 12-month period, fuelled by significant growth in the retail segment that is a core element of our business strategy. In the same line, our capital increase provides us with enough room to consolidate our profitable growth.”

Jorge Rodriguez, Banchile Inversiones Manager: “The higher dynamism in the local capital market has translated into higher activity and results for us. As of June 2011 our stock trading turnover posted a 57.4% YoY rise, exceeding Ch$5,000 billion. Although this figure includes one-off transactions like two capital increases and one IPO, it reflects the investors’ risk appetite. This has enabled us to remain as the market leader in terms of securities brokerage fees. We expect to maintain this leading position, taking advantage of the economic recovery and reinforcing our cross-sell by exploiting the Bank’s customer base.”

Juan Cooper, Consumer Finance (CrediChile) Division Manager: “Our segment has shown a significant YoY advance. Our consumer loans increased by 17.9% in the 2Q11 as compared to the 2Q10. This was fostered by a number of factors: an upward trend in private consumption supported by a lower unemployment rate (7.5% on average), continuing and still attractive interest rates, our efforts to reinforce credit card usage within the segment, and our plans to increase our customer base by taking advantage of the relationship developed through our payroll services. We think our segment has a huge potential and will benefit from the positive outlook for the local economy.”

Pedro Samhan, CFO: “We are in good standing to face our next challenges. First of all, our commercial activity is showing significant dynamism, not only in core banking products, but also in our subsidiaries. On the other hand, the recent capital increase has reinforced our soundness and gives us additional room to issue subordinated bonds, providing solid roots to support our future growth. Finally, our operating expenses remain under control. Though our efficiency ratio rose in the 2Q11, it is related to one-off expense provisions intended to partially cover bargaining agreements. If our efficiency ratio is adjusted by this issue, it reaffirms the improving trend shown in the previous quarters.”

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except for percentages)	2Q10	2Q11	% Change
Income Statement (Millions of Ch$)
Net financial income(2)	221,065	239,305	8.3%
Net Fees and Commissions	70,141	81,470	16.2%
Other operating income	6,770	5,956	(12.0)%
Total Operating Revenues	297,976	326,731	9.7%
Provisions for loan losses	(41,654)	(37,100)	(10.9)%
Operating expenses	(138,500)	(164,155)	18.5%
Net income (3)	107,808	114,025	5.8%
Earnings per Share
Net income per share (Ch$)	1.31	1.32	1.0%
Book value per share (Ch$)	16.22	18.92	16.7%
Shares Outstanding (Millions)	82,551.70	86,418.86	4.7%
Balance Sheet (Millions of Ch$)
Loans to customers	13,508,079	15,875,568	17.5%
Total assets	17,688,389	20,250,642	14.5%
Equity	1,338,878	1,635,081	22.1%
Profitability Ratios
Return on average assets (ROAA)	2.5%	2.3%
Return on average equity (ROAE)(4)	30.0%	26.5%
Net Financial Margin(5)	5.4%	5.2%
Efficiency ratio	46.5%	50.2%
Credit Quality Ratios
Past Due / Total Loans	0.7%	0.6%
Allowances / Total loans	2.6%	2.5%
Allowances / Past Due Loans	381.5%	423.9%
Provisions / Avg. Loans	1.2%	1.0%
Capital Adequacy Ratios
Total capital / Risk Adj. Assets	13.5%	13.2%

(1) See pages 9 to 11.
(2) Net interest income, foreign exchange transactions and net financial operating income.
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

NET INCOME

Our quarterly net income continues to be above Ch$100 billion, while our ROAE remains over 25%. In the 2Q11 our net earnings reached Ch$114 billion, which is 5.8% above the last year’s figure (the best quarter of the year). Similarly, as of June 30, 2011 our net income totalled Ch$231 billion, which entails a 10.7% YoY rise.

Our excellent results mainly rely on higher operating revenues fostered by a dynamic local economy that has positively impacted the unemployment, consumption and investment. This scenario has derived in a higher income from demand deposits, fees and commissions, loans and from our net asset UF position. Similarly, the better economic environment has translated into a lower overall credit risk, which has enabled us to reduce our provisions for loan losses.

The above allowed us to more than offset the YoY rise in operating expenses due to the charge of one-off provisions intended to reflect the effect of bargaining agreements.

As for our returns, in spite of our capital increase and the 30% capitalization of our 2010’s net income, we remain as one of the most profitable banks in Chile, with a ROAE of 26.5% in the 2Q11 and 27.0% as of June 2011. This is slightly below our last year’s figures but well above the industry’s profitability (20.9% in the 2Q11 and 19.7% as of June 2011).

KEY FIGURES (In Billions of Ch$, except for %)

Notes: 1) ROAE excludes provisions for minimum dividends.	Business Segments Contribution (% of Net Income before taxes)

OPERATING REVENUES

Our operating revenues recorded a 9.7% YoY increase, reaching Ch$327 billion in the 2Q11. This YoY rise was mainly fuelled by:

•         A 17.5% YoY growth recorded by our loan portfolio that enabled us to more than offset the YoY decline in lending spread.

•         The sharp increase in nominal interest rates as a result of the tighter monetary policy undertaken by the Chilean Central Bank. In fact, the monetary policy rate rose from 0.50% in June 2010 to 5.25% in June 2011, improving our net interest income from assets funded with non-interest bearing liabilities.

•         A higher inflation that - measured as UF variation - reached 1.44% in the 2Q11 as compared to the 0.97% posted in the 2Q10, benefiting our net asset UF structural exposure.

•         Fees and commissions that went up by 16.2% YoY, as a result of the higher use of financial products associated with private consumption and investment, such as: (i) credit cards and ATMs (32.5% YoY rise), (ii) mutual funds management (23.4% YoY rise), (iii) insurance brokerage (25.9% YoY rise), and (iv) stock brokerage (30.4% YoY rise). This is in line with the economy’s dynamism that has translated into a better business sentiment.

The above enabled us to more than offset: (i) a re-pricing effect, as our liabilities (excluding current accounts and demand deposits) re-price faster than our assets amid a scenario of rising interest rates, and (ii) lower sales of fixed-income securities and derivatives, due to the rise in interest rates and a lower volatility in market factors.

KEY FIGURES

Total Operating Revenues
(in millions of Ch$)	2Q10	2Q11	% Change
Net Interest Income	196,140	233,953	19.3%
Net Fees and Commissions	70,141	81,470	16.2%
Net Financial Operating and
FX Income	24,925	5,352	(78.5)%
Other operating income	6,770	5,956	(12.0)%
Operating Revenues	297,976	326,731	9.7%

Net Financial Margin	5.43%	5.19%
Net Interest Margin	4.82%	5.07%

PROVISIONS FOR LOAN LOSSES

In 2011 we have observed significant upturns in credit quality, in line with an improved economic scenario. Accordingly, in the 2Q11 we reduced our provisions for loan losses by 10.9% YoY.

The above is base on several factors. On the one hand, noteworthy is the higher commercial activity in our retail banking segment, whose loans grew by 18.7% YoY. Accordingly, the segment posted greater credit risk charges (+9.9% YoY) but maintained a decreasing ratio of provisions to average loans. This reveals a YoY rise in provisions fuelled by a volume effect and not due to a deteriorated credit quality.

On the other hand, our wholesale banking segment posted a 57.0% YoY drop in provisions for loan losses, from Ch$13.3 billion in the 2Q10 to Ch$5.7 billion in the 2Q11, mainly steered by the economic revamping. The quarterly credit risk charges were mostly based on the credit risk deterioration of a specific corporate customer, whose borrowings represented approximately 0.1% of our total loans as of June 30, 2011. This issue was partly offset by the release of provisions set in 2009/2010 related to the fishing sector crisis.

As a result, we maintain an overall improving trend in credit quality. Our ratio of provisions to average loans was 0.96% in the 2Q11 as compared to the 1.24% posted a year earlier. Also, our delinquency ratio dropped from 0.68% in the 2Q10 to 0.58% in the 2Q11.

KEY FIGURES

Allowances and Provisions for Loan Losses
(in millions of Ch$)	2Q10	2Q11	% Change
Allowances for Loan Losses
Initial Allowances	342,807	381,056	11.2%
Charge-offs	(41,069)	(33,518)	(18.4)%
Provisions established, net	49,246	42,539	(13.6)%
Final Allowances	350,984	390,077	11.1%
Provisions for Loan Losses
Provisions established	(49,246)	(42,539)	(13.6)%
Recoveries	7,592	5,439	(28.4)%
Provisions for Loan Losses	(41,654)	(37,100)	(10.9)%

Credit Quality Ratios	2Q10	1Q11	2Q11
Allowances / Total loans	2.60%	2.56%	2.46%
Allowances / Past due	381.45%	550.18%	423.94%
Allowances / 90-d Past Due	167.23%	218.94%	246.92%
Provisions / Avg. Loans	1.24%	0.72%	0.96%
Charge-offs / Avg. Loans	1.22%	0.87%	0.87%
Past Due / Total Loans	0.68%	0.47%	0.58%
Recoveries / Avg. Loans	0.23%	0.26%	0.14%

OPERATING EXPENSES

Our operating expenses posted an 18.5% YoY rise in the 2Q11, to reach Ch$164.2 billion. Whereas our personnel expenses increased in line with inflation, most of the variance relies on the rise posted by our administrative and other operating expenses, as follows:

•         Our administrative expenses reached Ch$55.4 billion in the 2Q11, which is 15.7% above the prior year. This rise was mainly related to our business growth, such as: (i) IT expenses that grew by 33.2% (+Ch$2.9 billion) based on higher transaction processing costs and improvements to our data processing center and contingency site, (ii) a 32.9% YoY rise (+Ch$2.3 billion) in outsourced sales force expenses, due to the higher activity in our retail segment, (iii) marketing expenses that rose by 56.8% (+Ch$2.8 billion) to strengthen our brand recognition, and (iv) greater rental expenses (+Ch$0.9 billion) due to the expansion of our branch and ATMs networks.

•         A 92.0% YoY rise in other operating expenses, mainly due to Ch$22.4 billion provisioned in the 2Q11 intended to reflect the effect of collective bargaining agreements. To date, we have reached an agreement with two of our unions (that comprise 4,580 employees), anticipating the related collective bargaining processes. The collective bargaining agreement with the other union (composed of 1,612 employees) is still in progress.

The above provisions temporarily affected our efficiency that rose from 46.5% in the 2Q10 to 50.2% in the 2Q11. Adjusted by this issue, our ratio should have been 43.3% in the 2Q11. Over the future, and isolating non-recurring effects, we expect to retake efficiency figures in line with our strategy.

KEY FIGURES

Total Operating Expenses
(in millions of Ch$)	2Q10	2Q11	% Change
Personnel expenses	(66,450)	(70,061)	5.4%
Administrative expenses	(47,888)	(55,416)	15.7%
Depreciation and Amort.	(7,547)	(7,660)	1.5%
Impairments	(465)	(3)	(99.4)%
Other Oper. Expenses	(16,150)	(31,015)	92.0%
Total Oper. Expenses	(138,500)	(164,155)	18.5%

Efficiency Ratios	2Q10	1Q11	2Q11
Op. Exp. / Op. Rev.	46.5%	46.6%	50.2%
Op. Exp. / Avg. Assets	3.2%	3.0%	3.3%

LOAN PORTFOLIO

Our loan portfolio has definitively entered into a solid growing path. In the 2Q11 our total loans kept growing at doubled-digit rates, posting a 17.5% YoY rise as compared to the 2Q10, to total Ch$15,876 billion. On a QoQ basis our loans posted a 6.7% rise. Based on these figures, we have gained 76 bp. market share in 12 months, reaching a stake of 19.6% as of June 2011.

These figures have been fuelled by significant YoY growths in all of our credit products, though the 19.5% YoY rise posted by our residential mortgage loans in the 2Q11 deserves special attention. This rise confirms the prior periods’ growth and reflects our success in exploiting the synergies between our wholesale banking segment (that finances real estate developments) and our retail banking segment (that funds property purchases), amid a scenario of still attractive interest rates. Thus, we have gained 90 bp market share in a 12-month period, with a stake of 15.7% as of June 30, 2011.

Also, the lower unemployment and the higher private consumption have prompted a positive behaviour of our consumer loans, which posted a 17.8% YoY rise in the 2Q11. This evolution relies on the growths posted by our installment loans (+19.2% YoY) and credit cards loans (+24.1% YoY), which is in line with our commercial efforts to grow in the retail segment. Thus, as of June 30, 2011 we have gained 16 bp. market share in 12 months, holding a 22.1% stake.

As for our commercial loans, they grew at a 16.9% YoY rate in the 2Q11, mainly fuelled by commercial credits to large corporations and SMEs that rose by 16.3% and 18.5% YoY, respectively, and greater loans related to factoring (+51.9% YoY), foreign trade (+23.1% YoY) and leasing (+21.5% YoY). This evolution has been fostered by the economic revamping, increasing investment rates and higher commercial dynamism that have enabled us to gain 81 bp. market share in 12 months, to reach a 20.7% stake as of June 30, 2011.

KEY FIGURES

(In Billions of Ch$, except for %)

Loan Portfolio & Funding
(in billions of Ch$)	Jun-10	Mar-11	Jun-11	YoY % Change
LOANS TO CUSTOMERS
Commercial Loans	8,827	9,529	10,316	16.9%
Residential Mortgage Loans	2,715	3,069	3,243	19.5%
Consumer Loans	1,966	2,274	2,317	17.8%
LOANS TO CUSTOMERS	13,508	14,872	15,876	17.5%
FUNDING
Non-interest Bearing Liab.	5,797	6,202	6,141	5.9%
Interest Bearing Liab.	10,553	11,786	12,475	18.2%
TOTAL LIABILITIES	16,350	17,988	18,616	13.9%

Avg. Int. Earning Assets Avg. Int. Bearing Liabilities	1.50	1.53	1.53

FUNDING STRUCTURE

Our funding structure remains as one of our main competitive strengths, mainly due to our market leadership in non-interest bearing liabilities. As of June 30, 2011 we hold as the main market player with a 24.2% market share in current accounts and demand deposits.

Accordingly, we are the Chilean financial institution with the largest part of assets funded with current accounts and demand deposits, which provides us with a clear advantage in terms of cost of funding within a scenario of increasing nominal interest rates and stable inflation.

The above enabled us to improve our ratio of average interest earning assets to average interest bearing liabilities from 1.50x as of June 30, 2010 to 1.53x as of June 30, 2010. This occurred despite the 16.8% YoY rise posted by our saving accounts and time deposits, fostered by the increase in the market interest rates over the last 12 months, which evidences the competitiveness of our funding structure.

Funding Structure

Breakdown

(As of June 30, 2011)

* includes net income for the period, retained earnings from previous periods and repurchase agreements

CAPITAL MANAGEMENT (EQUITY)

As of June 30, 2011 our equity amounted to Ch$1,635 billion, which is Ch$296 billion above the figure recorded a year earlier. The main factors that explain this 22.1% YoY increase are as follows:

•         Nearly Ch$177 billion related to our capital increase, started on January 20, 2011 with the approval of our shareholders. As of June 30, 2011 this process had completed the first three steps, with a total placement that represented an 85% of the total offer.

•         The capitalization of Ch$67 billion associated with a payout ratio of 70% for our 2010’s net distributable earnings (after the payment to the Central Bank corresponding to a 100% of SAOS’s participation in Banco de Chile’s dividends).

•         The retention of Ch$32 billion with charge to our 2010’s net income in order to recognise the effect of accumulated inflation for the year on the shareholders’ equity.

•         Roughly Ch$15 billion in greater net income (net of provisions for minimum dividends) posted in the 2Q11 as compared to the 2Q10.

The aforesaid factors have directly impacted our capital base and therefore our capital adequacy indicators. Actually, the capital increase translated into 60 bp. net increment for our BIS ratio, in the 2Q11 as compared to the 1Q11. This sets our capital adequacy well above the 10.0% imposed by the Chilean regulation. Similarly, all of our remaining capital adequacy ratios rose in the 2Q11 as compared to the 1Q11, like our Basic Capital to Total Assets ratio that climbed to 7.0% in the 2Q11, more than twofold the regulatory threshold.

Noteworthy is that the fourth and final step of our capital increase, finished on July 19, 2011, enabled us to raise further Ch$33 billion. As a result, the net proceeds raised by Banco de Chile from the capital increase reached Ch$210 billion or roughly US$450 million.

Worth noting is that the isolated impact (without considering business growth) of the capital increase on our BIS ratio was roughly 120 bp., while it enables us to issue subordinated bonds that would allow us to add further 60 bp.

CAPITAL ADEQUACY

Capital Adequacy Ratios	2Q10	1Q11	2Q11
Shareholders Equity / Assets(1)	7.6%	7.3%	8.1%
Basic Capital / Assets(1),(2)	6.5%	6.3%	7.0%
Basic Capital / RWA(2),(3)	8.6%	8.3%	9.1%
BIS (Total Capital / RWA)(3),(4)	13.5%	12.6%	13.2%
(1) "Assets" refers to Bank's Total Assets.
(2) "Basic Capital" consists of Bank's paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.
(3) "RWA" stands for Risk-Weighted Assets.
(4) "Total Capital" refers to "Basic Capital" plus Bank's supplementary capital.

OWNERSHIP STRUCTURE

Our capital increase had a direct effect on our ownership structure. Since our controlling shareholder (LQIF Group) did not exercise its direct and indirect pre-emptive rights, our free-float (understood as portion of shares held by investors who are willing to trade) rose from 12.1% as of December 31, 2010 to 15.1% as of June 30, 2011.

Thus, as of June 30, 2011 LQIF Group keeps the control on Banco de Chile, with a total stake of 59.6% (61.7% as of December 31, 2010), directly and indirectly through its participation in SM-Chile.

As for our shares, our capital stock is currently composed of 86,942,514,973 shares. This amount comes up from 82,551,699,423 shares outstanding as of December 31, 2010, the issuance of 1,005,766,185 fully paid shares related to the 30% capitalization of our 2010’s distributable earnings, and the issuance of 3,385,049,365 shares associated with our recent capital increase.

OWNERSHIP STRUCTURE*

(As of June 30, 2011)

* considers direct ownership.

INTERNATIONAL RATINGS		LOCAL RATINGS
Fitch Ratings	Rating	Local Ratings	Fitch Chile Ratings	Feller- Rate Ratings
Long Term Issuer	A
Short Term	F1	Time Deposits up to 1 year	Level 1+	Level 1+
Local Currency Long Term Issuer	A	Time Deposits over 1 year	AAA	AAA
Local Currency Long Term	F1	Mortgage-Funding Bonds	AAA	AAA
National Long Term	AAA	Bonds	AAA	AAA
National Short Term	Level 1+	Subordinated Bonds	AA	AA+
		Shares	1st Class Level 1	1st Class Level 1
Standard &Poor's	Rating
Long Term Foreign Currency	A+ / Stable
Long Term Local Currency	A+ / Stable

Moody's	Rating
Deposits
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

In line with the positive outlook for the local economy, our retail banking segment shows YoY growth rates of nearly 20% in all of the credits products. Similarly, the segment keeps double-digit growth rates in net income, with a 17.7% YoY rise in the 2Q11 as compared to the 2Q10. The segment’s financial performance mainly relies on:

•         A 3.1% YoY rise in the income from loans, steered by the 18.7% YoY rise in loans that more than offset the lower lending spreads.

•         The sharp increase in nominal interest rates that benefited the return of the segment’s balances of current accounts and demand deposits, which increased by 12% on a YoY basis.

•         A 21.6% YoY increase in the income from fees and commissions, mainly explained by our credit card business, in which we have seen an 18.1% YoY rise in the stock of credit card accounts and a 9.6% YoY increase in purchases as of June 2011. Also, due to the significant growth in loans, the segment fees and commissions from related insurances posted a 54.0% YoY rise.

•         A positive inflation effect on the net asset UF structural position.

The above enabled us to more than offset: (i) the 16.0% YoY rise in the segment’s operating expenses, mainly driven by greater outsourced sales force expenses, higher infrastructure expenses related to our new branches, as well as greater IT and marketing expenses, and (ii) the 9.9% YoY rise in the segment’s provisions for loan losses, explained by the YoY increase in the segment’s loan portfolio and not due to a deteriorated credit quality.

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT

As a result of a positive business sentiment, the private investment rate has posted a significant increase in the local economy, fuelling the borrowings from large companies and corporations. As a result, in the 2Q11 our wholesale banking segment posted a 16.3% YoY rise in total loans and also a 25.0% YoY rise in net income as compared to the 2Q10. This higher results were mainly supported by:

•         A 14.2% YoY rise in operating revenues, mainly due to: (i) a higher income from demand deposits as a result of a 18.4% YoY rise in balances and the sharp increase in the nominal interest rates, (ii) the positive effect of a higher inflation, in the 2Q11 as compared to the 2Q10, on the net asset UF position, and (iii) greater income from loans due to the YoY rise in credit volumes.

•         Provisions for loan losses that declined by 57.0% in the 2Q11 as compared to the 2Q10. Although the segment had to establish extra provisions in the 2Q11, related to a specific customer, this charge was partly offset by the release of provisions for loan losses set in 2009/2010, related to the Chilean fishing industry’s productive crisis.

The above factors more than offset the 10.4% YoY rise in the segment’s operating expenses, mainly related to IT allocated expenses.

RETAIL BANKING SEGMENT KEY FIGURES				WHOLESALE BANKING SEGMENT KEY FIGURES

Retail Banking	2Q10	2Q11	% Change	Wholesale Banking	2Q10	2Q11	Change
Loans to Customers (Billions of Ch$)				Loans to Customers (Billions of Ch$)
Commercial Loans	1,675.9	1,986.2	18.5%	Commercial Loans	6,874.2	7,992.3	16.3%
Residential Mortgage Loans	2,707.0	3,234.5	19.5%	Residential Mortgage Loans	7.8	8.6	10.0%
Consumer Loans	1,959.7	2,309.2	17.8%	Consumer Loans	6.8	7.9	16.7%
Total Loans	6,342.6	7,529.9	18.7%	Total Loans	6,888.8	8,008.8	16.3%
Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	125,700	146,104	16.2%	Net Interest Income	56,862	76,285	34.2%
Net Fees and Commissions	32,693	39,747	21.6%	Net Fees and Commissions	11,598	11,175	(3.6)%
Other Operating Income	5,516	3,081	(44.1)%	Other Operating Income	11,821	4,240	(64.1)%
Total Operating Revenues	163,909	188,932	15.3%	Total Operating Revenues	80,281	91,700	14.2%
Provisions for Loan Losses	(27,278)	(29,972)	9.9%	Provisions for Loan Losses	(13,302)	(5,715)	(57.0)%
Operating Expenses	(89,134)	(103,435)	16.0%	Operating Expenses	(28,919)	(38,541)	33.3%
Other	206	631	206.9%	Other	65	199	205.3%
Net income before taxes	47,703	56,156	17.7%	Net income before taxes	38,125	47,643	25.0%

Notes:

1)  As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments. Accordingly, figures prior to that date have been restated.

RESULTS BY BUSINESS SEGMENTS

TREASURY AND MONEY MARKET

Net income from our Treasury and Money Market segment declined by 72.3% YoY, from Ch$18.5 billion in the 2Q10 to Ch$5.1 billion in the 2Q11. This YoY drop was mainly prompted by a 60.5% YoY decrease in operating revenues, which is principally explained by:

  A significant decrease in the sales of fixed-income securities held in our Available-for-Sale portfolio. In the 2Q10 we posted significant revenues from these transactions, taking advantage of the still low interest rates. Conversely, the 2Q11 has been featured by sharp increases in the nominal interest rates, as the Chilean Central Bank started to withdraw the monetary stimulus.
  Lower volatility in the US$/Ch$ and UF/Ch$ that negatively impacted the results from trading and derivative positions in the 2Q11 as compared to the 2Q10.

The aforesaid negative factors were partly offset by: (i) a positive inflation effect on our Available-for-Sale portfolio, as the UF increased by 1.44% in the 2Q11 as compared to a 0.97% rise in the 2Q10, and (ii) a 12.6% YoY decline in the segment’s operating expenses.

As for the segment’s securities portfolio, it balances increased by 18.9% on a YoY basis, which is mostly associated with buying of fixed-income securities of available-for-sale and trading instruments.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES

The net income before taxes from our subsidiaries posted a significant 25.6% YoY increase, going up from Ch$13.9 billion in the 2Q10 to Ch$17.4 billion in the 2Q11.

This annual YoY increase in net income is mainly based on the performance of our Securities Brokerage subsidiary, which posted a 43.6% YoY rise in net income, from Ch$5.5 billion in the 2Q10 to Ch$7.8 billion in the 2Q10. Also, but into a lesser extent, the YoY net income rise posted by our subsidiaries relies on better net results from our Factoring Subsidiary (+Ch$0.6 billion) and our Mutual Funds Subsidiary (+Ch$0.3 billion) in the 2Q11 as compared to the 2Q10.

As for our Securities Brokerage subsidiary, its improved results were mainly a consequence of: (i) fees and commissions that increased by 38.7% YoY, from Ch$4.1 billion in the 2Q10 to Ch$5.6 billion in the 2Q11, steered by a stock trading turnover that increased by 27.5% in the same period as a result of certain one-off settlements, and (ii) a positive inflation effect, by nearly Ch$1.8 billion, on the subsidiary’s fixed-income portfolio in the 2Q11 as compared to the 2Q10.

Regarding our Factoring subsidiary, the YoY increase in net income is mainly explained by the higher average volumes of loans that rose by 36.2% in the 2Q11 as compared to the 2Q10. On the other hand, the higher results from our Mutual Funds subsidiary rely on a higher asset management margin.

The above factors were partly offset by lower net income posted by our Financial Advisory subsidiary, mainly due to a lower activity in M&A and debt restructuring in the 2Q11 as compared to the 2Q10.

TREASURY AND MONEY MARKET KEY FIGURES				OPERATIONS THROUGH SUBSIDIARIES KEY FIGURES

Treasury and Money Market	2Q10	2Q11	% Change	Subsidiaries	2Q10	2Q11	% Change
Securities Portfolio (Millions of Ch$)				Securities Portfolio (Millions of Ch$)
Trading Securities	91,982	117,022	27.2%	Trading Securities	173,941	249,418	43.4%
Available for Sale Instruments	1,015,819	1,200,350	18.2%	Available for Sale Instruments	-	-	-
Held to Maturity Instruments	-	-	-	Held to Maturity Instruments	-	-	-
Securities Portfolio	1,107,801	1,317,372	18.9%	Securities Portfolio	173,941	249,418	43.4%
Net Income (Millions of Ch$)				Loans to Customers (Billions of Ch$)
Net Interest Income	9,852	7,241	(26.5)%	Commercial Loans	276.7	336.8	21.7%
Net Fees and Commissions	146	(174)	-	Total Loans	276.7	336.8	21.7%
Other Operating Income	12,542	1,845	(85.3)%	Net Income (Millions of Ch$)
Total Operating Revenues	22,540	8,912	(60.5)%	Net Interest Income	3,007	335	(88.9)%
Provisions for Loan Losses	-	(276)	-	Net Fees and Commissions	28,591	33,475	17.1%
Operating Expenses	(4,011)	(3,505)	(12.6)%	Other Operating Income	2,776	6,584	137.1%
Other	-	-	-	Total Operating Revenues	34,374	40,394	17.5%
Net income before taxes	18,529	5,131	(72.3)%	Provisions for Loan Losses	(942)	(1,136)	20.6%
O.C.I. (Millions of Ch$)				Operating Expenses	(19,699)	(21,881)	11.1%
Net unrealized gains (losses)				Other	153	62	(59.5)%
on Available for Sale Instrum.	(9,858)	(2,537)	(74.3)%	Net income before taxes	13,886	17,439	25.6%
before taxes

Notes:

1)  As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments. Accordingly, figures prior to that date have been restated.

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	2Q10	1Q11	2Q11	2Q11	% Change		Jun.10	Mar.11	Jun.11	Jun.11	% Change
	MCh$	MCh$	MCh$	MUS$	2Q11/2Q10	2Q11/1Q11	MCh$	MCh$	MCh$	MUS$	Jun.11/Jun.10

Interest revenue and expense
Interest revenue	282,559	309,347	397,704	844.1	40.8%	28.6%	524,929	309,347	707,051	1,500.8	34.7%
Interest expense	(86,419)	(107,412)	(163,751)	(347.6)	89.5%	52.5%	(145,153)	(107,412)	(271,163)	(575.6)	86.8%
Net interest income	196,140	201,935	233,953	496.6	19.3%	15.9%	379,776	201,935	435,888	925.2	14.8%
Fees and commissions
Income from fees and commissions	82,402	91,549	96,375	204.6	17.0%	5.3%	160,359	91,549	187,924	398.9	17.2%
Expenses from fees and commissions	(12,261)	(13,534)	(14,905)	(31.6)	21.6%	10.1%	(23,782)	(13,534)	(28,439)	(60.4)	19.6%
Net fees and commissions income	70,141	78,015	81,470	172.9	16.2%	4.4%	136,577	78,015	159,485	338.5	16.8%
Net Financial Operating Income	48,520	28,128	(16,029)	(34.0)	(133.0) %	(157.0) %	129,362	28,128	12,099	25.7	(90.6) %
Foreign exchange transactions, net	(23,595)	(11,887)	21,381	45.4	(190.6) %	(279.9) %	(69,895)	(11,887)	9,494	20.2	(113.6) %
Other operating income	6,770	7,244	5,956	12.6	(12.0) %	(17.8) %	12,084	7,244	13,200	28.0	9.2%
Total Operating Revenues	297,976	303,435	326,731	693.5	9.7%	7.7%	587,904	303,435	630,166	1,337.6	7.2%
Provisions for loan losses	(41,654)	(26,120)	(37,100)	(78.7)	(10.9) %	42.0%	(95,124)	(26,120)	(63,220)	(134.2)	(33.5) %
Operating revenues, net of provisions for loan losses	256,322	277,315	289,631	614.8	13.0%	4.4%	492,780	277,315	566,946	1,203.4	15.1%
Operating expenses
Personnel expenses	(66,450)	(69,107)	(70,061)	(148.7)	5.4%	1.4%	(133,147)	(69,107)	(139,168)	(295.4)	4.5%
Administrative expenses	(47,888)	(55,548)	(55,416)	(117.6)	15.7%	(0.2) %	(89,001)	(55,548)	(110,964)	(235.5)	24.7%
Depreciation and amortization	(7,547)	(7,737)	(7,660)	(16.3)	1.5%	(1.0) %	(15,127)	(7,737)	(15,397)	(32.7)	1.8%
Impairments	(465)	0	(3)	0.0	(99.4) %	0.0%	(1,553)	0	(3)	0.0	(99.8) %
Other operating expenses	(16,150)	(9,011)	(31,015)	(65.8)	92.0%	244.2%	(24,190)	(9,011)	(40,026)	(85.0)	65.5%
Total operating expenses	(138,500)	(141,403)	(164,155)	(348.4)	18.5%	16.1%	(263,018)	(141,403)	(305,558)	(648.6)	16.2%

Net operating income	117,822	135,912	125,476	266.3	6.5%	(7.7) %	229,762	135,912	261,388	554.8	13.8%
Income attributable to affiliates	423	803	891	1.9	110.6%	11.0%	478	803	1,694	3.6	254.4%
Income before income tax	118,245	136,715	126,367	268.2	6.9%	(7.6) %	230,240	136,715	263,082	558.4	14.3%
Income tax	(10,437)	(19,830)	(12,342)	(26.2)	18.3%	(37.8) %	(21,626)	(19,830)	(32,172)	(68.3)	48.8%
Net Income for the period	107,808	116,885	114,025	242.0	5.8%	(2.4) %	208,614	116,885	230,910	490.1	10.7%
Non-Controlling interest	0	0	0	0.0	0.0%	0.0%	0	0	0	0.0	0.0%
Net Income attributable to bank's owners	107,808	116,885	114,025	242.0	5.8%	(2.4) %	208,614	116,885	230,910	490.1	10.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.13 for US$1.00 as of June 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Jun.10 MCh$	Mar.11 MCh$	Jun.11 MCh$	Jun.11 MUS$	% C h a n g e Jun.11/Jun.10 Jun.11/Mar.11

Cash and due from banks	700,712	919,219	1,133,971	2,406.9	61.8%	23.4%
Transactions in the course of collection	601,419	859,779	516,476	1,096.2	(14.1%)	(39.9%)

Financial Assets held-for-trading	265,923	363,514	366,440	777.8	37.8%	0.8%
Receivables from repurchase agreements and security borrowings	122,994	101,333	94,694	201.0	(23.0%)	(6.6%)
Derivate instruments	504,326	390,798	385,433	818.1	(23.6%)	(1.4%)
Loans and advances to Banks	668,992	343,713	391,176	830.3	(41.5%)	13.8%

Loans to customers, net
Commercial loans	8,826,750	9,528,680	10,315,342	21,894.9	16.9%	8.3%
Residential mortgage loans	2,714,849	3,069,469	3,243,152	6,883.8	19.5%	5.7%
Consumer loans	1,966,480	2,273,607	2,317,074	4,918.1	17.8%	1.9%
Loans to customers	13,508,079	14,871,756	15,875,568	33,696.8	17.5%	6.7%
Allowances for loan losses	(350,984)	(381,056)	(390,077)	(828.0)	11.1%	2.4%
Total loans to customers, net	13,157,095	14,490,700	15,485,491	32,868.8	17.7%	6.9%

Financial Assets Available-for-Sale	1,015,819	1,222,391	1,200,350	2,547.8	18.2%	(1.8%)
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	12,123	13,847	14,125	30.0	16.5%	2.0%
Intangible assets	29,818	35,929	35,547	75.5	19.2%	(1.1%)
Property and Equipment	207,860	206,617	205,973	437.2	(0.9%)	(0.3%)

Current tax assets	537	10,955	6,619	14.0	1132.6%	(39.6%)
Deferred tax assets	90,223	107,603	111,132	235.9	23.2%	3.3%
Other assets	310,548	333,216	303,215	643.6	(2.4%)	(9.0%)

Total assets	17,688,389	19,399,614	20,250,642	42,983.1	14.5%	4.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.13 for US$1.00 as of June 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Jun.10 MCh$	Mar.11 MCh$	Jun.11 MCh$	Jun.11 MUS$	% C h a n g e Jun.11/Jun.10 Jun.11/Mar.11

Liabilities
Current accounts and other demand deposits	4,415,891	4,501,360	4,781,484	10,149.0	8.3%	6.2%
Transactions in the course of payment	299,821	695,346	316,704	672.2	5.6%	(54.5) %
Payables from repurchase agreements and security lending	149,599	192,189	273,370	580.2	82.7%	42.2%
Saving accounts and time deposits	7,236,234	8,160,115	8,450,305	17,936.2	16.8%	3.6%
Derivate instruments	479,535	389,952	403,211	855.8	(15.9) %	3.4%
Borrowings from financial institutions	1,324,819	1,517,854	1,674,490	3,554.2	26.4%	10.3%
Debt issued	1,730,224	1,750,887	1,912,870	4,060.2	10.6%	9.3%
Other financial obligations	111,733	164,959	163,830	347.7	46.6%	(0.7) %
Current tax liabilities	6,991	2,755	1,150	2.4	(83.6) %	(58.3) %
Deferred tax liabilities	14,661	26,322	31,401	66.7	114.2%	19.3%
Provisions	253,520	224,342	302,748	642.6	19.4%	34.9%
Other liabilities	326,483	362,018	303,998	645.3	(6.9) %	(16.0) %
Total liabilities	16,349,511	17,988,099	18,615,561	39,512.5	13.9%	3.5%
Equity
Belong to the Bank's Owners
Capital	1,158,752	1,225,969	1,402,711	2,977.3	21.1%	14.4%
Reserves	87,386	119,482	119,482	253.6	36.7%	0.0%
Other comprehensive income	1,098	9,034	6,624	14.1	503.3%	(26.7) %
Retained earnings
Retained earnings from previous periods	16,092	16,091	16,091	34.2	(0.0) %	0.0%
Income for the period	208,614	116,885	230,910	490.1	10.7%	97.6%
Provisions for minimum dividends	(133,065)	(75,947)	(140,738)	(298.7)	5.8%	85.3%

Non-Controlling Interest	1	1	1	-	0.0%	0.0%
Total equity	1,338,878	1,411,515	1,635,081	3,470.6	22.1%	15.8%

Total Liabilities & Equity	17,688,389	19,399,614	20,250,642	42,983.1	14.5%	4.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.13 for US$1.00 as of June 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

	Q u a r t e r s			Y e a r E n d e d
	2Q10	1Q11	2Q11	Jun.10	Mar.11	Jun.11
Earnings per Share
Net income per Share (Ch$) (1)	1.31	1.42	1.32	2.53	1.42	2.67
Net income per ADS (Ch$) (1)	783.57	849.54	791.67	1,516.24	849.54	1,603.19
Net income per ADS (US$) (2)	1.44	1.76	1.68	2.79	1.76	3.40
Book value per Share (Ch$) (1)	16.22	17.10	18.92	16.22	17.10	18.92
Shares outstanding (Millions)	82,552	82,552	86,419	82,552	82,552	86,419

Profitability Ratios (3)(4)(7)
Net Interest Margin	4.82%	4.65%	5.07%	4.69%	4.65%	4.87%
Net Financial Margin	5.43%	5.02%	5.19%	5.43%	5.02%	5.11%
Fees and commissions / Avg. Interest Earnings Assets	1.72%	1.80%	1.77%	1.69%	1.80%	1.78%
Operating Revenues / Avg. Interest Earnings Assets	7.32%	6.99%	7.08%	7.20%	6.99%	7.04%
Return on Average Total Assets	2.47%	2.49%	2.30%	2.39%	2.49%	2.39%
Return on Average Equity (5)	29.99%	28.12%	26.51%	28.15%	28.12%	27.30%

Capital Ratios
Equity / Total Assets	7.57%	7.28%	8.07%	7.57%	7.28%	8.07%
Basic Capital / Total Assets	6.54%	6.31%	6.95%	6.54%	6.31%	6.95%
Basic Capital / Risk-Adjusted Assets	8.64%	8.26%	9.07%	8.64%	8.26%	9.07%
Total Capital / Risk-Adjusted Assets	13.49%	12.60%	13.21%	13.49%	12.60%	13.21%

Credit Quality Ratios
Past Due Loans / Total Loans to Customers	0.68%	0.47%	0.58%	0.68%	0.47%	0.58%
Allowance for Loan Losses / Past due Loans	381.45%	550.18%	423.94%	381.45%	550.18%	423.94%
90 days Past Due / Total Loans to Customers	1.55%	1.17%	1.00%	1.55%	1.17%	1.00%
Allowance for Loan Losses / 90 days Past due	167.23%	218.94%	246.92%	167.23%	218.94%	246.92%
Impaired Loans / Total Loans to Customers	5.96%	3.52%	3.37%	5.96%	3.52%	3.37%
Allowance for Loan Losses / Impaired Loans	43.57%	72.75%	72.93%	43.57%	72.75%	72.93%
Allowance for Loans Losses / Total Loans to customers	2.60%	2.56%	2.46%	2.60%	2.56%	2.46%
Provision for Loan Losses / Avg. Loans to customers (4)	1.24%	0.72%	0.96%	1.43%	0.72%	0.84%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	46.48%	46.60%	50.24%	45.22%	46.60%	48.49%
Operating Expenses / Average Total Assets (3) (4)	3.17%	3.02%	3.31%	3.02%	3.02%	3.17%

Average Balance Sheet Data (1)(3)(7)
Avg. Interest Earnings Assets (million Ch$)	16,293,025	17,371,122	18,457,316	16,181,474	17,371,122	17,914,219
Avg. Assets (million Ch$)	17,468,466	18,753,606	19,861,780	17,429,510	18,753,606	19,307,693
Avg. Equity (million Ch$)	1,340,191	1,449,997	1,602,343	1,351,570	1,449,997	1,526,170
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,437,892	1,662,708	1,720,303	1,482,143	1,662,708	1,691,506
Avg. Loans to customers (million Ch$)	13,438,434	14,601,785	15,383,688	13,294,474	14,601,785	14,992,737
Avg. Interest Bearing Liabilities (million Ch$)	10,816,604	11,328,187	12,101,102	10,822,280	11,328,187	11,714,645

Additional Data
Exchange rate (Ch$)	543.09	482.08	471.13	543.09	482.08	471.13
Employees	14,006	14,143	14,365	14,006	14,143	14,365

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) Adjusted by provisions for minimum dividends.
(7) Includes certain reclassifications to conform with 2011 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.13 for US$1.00 as of June 30, 2011. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•         Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•         Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•         Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•         Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653 3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653 3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: August 3, 2011

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO